UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
			     (Amendment No. 2)*


          		   MFS CHARTER INCOME TRUST
                                (Name of Issuer)

                           SHARES BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                   552727109
                                 (CUSIP Number)


           Relative Value Partners Group, LLC, 1033 Skokie Blvd, Suite 470
		       Northbrook, IL 60062, 847-513-6300
		(Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

				May 2, 2017
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552727109	 	13D

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1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Relative Value Partners Group, LLC  TIN 47-4067697
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2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
(a)    [ ]
(b)    [ ]
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CUSIP No. 552727109	 	13D	 	Page 2 of 5 Pages

3.	 SEC USE ONLY

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4. 	SOURCE OF FUNDS (see instructions)

	OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)     [ ]
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6. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 	7.	SOLE VOTING POWER: 4,136,593

 	8.	SHARED VOTING POWER:0

 	9.	SOLE DISPOSITIVE POWER: 4,136,593

 	10. 	SHARED DISPOSITIVE POWER: 0
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11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,136,593
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12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)    [ ]
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13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.79%
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14. 	TYPE OF REPORTING PERSON (see instructions)

	IA
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This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed on behalf of the Reporting Person to amend the Schedule 13D related to the Shares of the Issuer previously filed by the Reporting Person with the Securitiesand Exchange Commission on May 9, 2016 (the "Original Schedule 13D" as amended, the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged.

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Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

This Amendment No. 2 is being filed to disclose a 1% declining change in the Reporting Person's holdings.
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CUSIP No. 552727109	 	13D	 	Page 3 of 5 Pages

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Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The following disclosures are based on 47,084,621 outstanding Shares of the Issuer, as originally reported by Bloomberg and as modified by Issuer press releases, as of May 2, 2017, the date upon which the Reporting Person became required to file this statement:

(a) The Reporting Person owns 4,136,593 Shares, representing approximately 8.79% of the outstanding Shares of the Issuer.

(b) The Reporting Person has sole power of these shares to vote or direct the vote, or dispose or to direct the disposition.

(c) Over the 60 day period preceding the date of the event requiring the filing of this Schedule 13D Amendment No. 2, the Reporting Person sold an aggregate of 456,256 Shares on the open market at an aggregate sales price (excluding trading commissions and related administrative costs) of $3,906,600.59, and bought an aggregate of 2,000 Shares on the open market for a total (excluding trading commissions and related administrative costs) of $16,868, as follows:

--- On March 7. 2017, the Reporting Person sold 14,916 Shares at an average price of $8.60 per share;

--- On March 8, 2017, the Reporting Person sold 154,156 Shares at an average price of $8.48 per share;

--- On March 9, 2017, the Reporting Person bought 2,000 Shares at an average price of $8.43 per share, and sold 5,960 Shares at an average price of $8.42 per share;

--- On March 10, 2017, the Reporting Person sold 8,189 Shares at an average price of $8.46 per share;

--- On March 13, 2017, the Reporting Person sold 1,772 Shares at an average price of $8.42 per share;

--- On March 14, 2017, the Reporting Person sold 2,305 Shares at an average price of $8.31 per share;

--- On March 16, 2017, the Reporting Person sold 281 Shares at an average price of $8.41 per share;

--- On March 21, 2017, the Reporting Person sold 25,294 Shares at an average price $8.47 per share;

--- On March 22, 2017, the Reporting Person sold 2,077 Shares at an average price of $8.45 per share;

--- On March 24, 2017, the Reporting Person sold 544 Shares at an average price of $8.49 per share;

CUSIP No. 552727109	 	13D	 	Page 4 of 5 Pages
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--- On March 27, 2017, the Reporting Person sold 6,000 Shares at an average price of $8.49 per share;

--- On March 28, 2017, the Reporting Person sold 5,760 Shares at an average price of $8.50 per share;

--- On March 29, 2017, the Reporting Person sold 1,153 Shares at an average price of $8.55 per share;

--- On March 30 2017, the Reporting Person sold 534 Shares at an average price of $8.56 per share;

--- On April 6, 2017, the Reporting Person sold 263 Shares at an average price of $8.61 per share;

--- On April 11, 2017, the Reporting Person sold 176 Shares at an average price of $8.66 per share;

--- On April 12, 2017, the Reporting Person sold 1,183 Shares at an average price of $8.68 per share;

--- On April 13, 2017, the Reporting Person sold 506 Shares at an average price of $8.66 per share;

--- On April 19, 2017, the Reporting Person sold 6,000 Shares at an average price of $8.63 per share;

--- On April 20, 2017, the Reporting Person sold 41,764 Shares at an average price of $8.66 per share;

--- On April 21, 2017, the Reporting Person sold 19,386 Shares at an average price of $8.62 per share;

--- On April 25, 2017, the Reporting Person sold 9,200 Shares at an average price of $8.65 per share;

--- On April 26, 2017, the Reporting Person sold 23,223 Shares at an average price of $8.66 per share;

--- On April 27, 2017, the Reporting Person sold 2,931 Shares at an average price of $8.66 per share;

--- On April 28, 2017, the Reporting Person sold 4,426 Shares at an average price of $8.65 per share;

--- On May 2, 2017, the Reporting Person sold 118,257 Shares at an average price of $8.64 per share.

(d) To the knowledge of the Reporting Person, other than described in this
Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares owned by it.

(e) Not applicable.

CUSIP No. 552727109	 	13D	 	Page 5 of 5 Pages
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Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

NONE.

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				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			 Relative Value Partners Group, LLC


                                  May 8, 2017
	                  -------------------------------
	                              DATE


	                        /s/ MAURY FERTIG
                          -------------------------------
                                    SIGNATURE


	                   MAURY FERTIG/MANAGING MEMBER
	                 --------------------------------
	                           NAME/TITLE